Exhibit A

June 18, 2008	Trading Symbol - TSX-V: GOT

Drilling at Empress Project Intersects 5 feet at 0.79 oz/ton gold and 0.46 oz/ton Silver

Vancouver, British Columbia … Golden Oasis Exploration Corp. (TSX-V:GOT) is pleased to announce that after overcoming several delays it has completed its core drilling program at its Empress project, located near Goldfield, Nevada and received assay results. Drill holes E0702 and E0706 contained high-grade gold/silver intercepts. Hole E0702 intersected 7 feet (2.1 m) true width averaging 0.237 oz/ton gold (8.10 g/t) and 1.75 oz/ton Silver (60.0 g/t) including 3 feet (0.9 m) true width averaging 0.470 oz/ton (16.10 g/t) and 3.85 oz/ton silver (132.0 g/t).  Drill hole E0706 intersected  5 feet (1.5 m), true width 3.9 feet (1.2 m), averaging 0.793 oz/ton gold (27.15 g/t) and 0.46 oz/ton silver (15.9 g/t). Four other holes contained significant gold/silver intercepts indicating the vein continues at least 600 feet along strike and 400 feet down dip. Two drill holes, E0704 and E0708, missed the vein because of a more southerly strike to the vein than expected. A tabulation of all results appears below.

HOLE #	Dip	T. Depth	From	To	True Width	Gold	Gold	Silver	Silver	Gold Equiv.
	(deg.)	(feet)	(feet)	(feet)	(ft,m)	(oz/ton)	(g/t)	(oz/ton)	(g/t)	(oz/ton)
										(60/1 ratio)
E0701	-45	200	115	120	5, 1.5	0.011	0.38	0.035	1.2	0.012
E0702	-35	402	168	175	7, 2.1	0.237	8.10	1.752	60.0	0.266
including			168	171	3, 0.9	0.470	16.10	3.854	132.0	0.534
E0703	-40	302	172	181	9, 2.7	0.009	0.30	0.032	1.1	0.009
E0704	-45	310	Did not intersect vein
E0705	-80	273	137.5	140	1.8, 0.5	0.032	1.09	0.038	1.3	0.032
E0706	-65	473	215	220	3.9, 1.2	0.793	27.15	0.46	15.9	0.801
E0707	-75	403	285	290	2.9, 0.9	0.004	0.14	0.12	4.1	0.006
E0708	-75	450	Did not intersect vein

The drilling was designed as a first test of the Wonder target which is one of at least three vein sets exposed on the Empress property. Two holes were drilled from each of four surface drill sites spaced 200 to 400 feet (61 to 122 m) apart. A total of 2,813 feet (895 m) was drilled in eight angle core holes. All holes were drilled due north to intercept a roughly east-west trending vein.  Because of the erratic distribution of mineralization in most high-grade precious metal veins it was decided that a “hit rate” of one in three holes would be sufficiently encouraging to proceed with additional drilling. Excluding the two holes drilled over the vein the program’s hit rate was exactly one in three. A cross section of the two drill holes containing high-grade gold/silver, one drilled at -35o and the other at -65o from the same site, will appear shortly on the company’s website http://www.goldenoasis.ca along with a plan map of the project target area.

For the next phase of exploration Golden Oasis plans to test the two vein systems associated with the Empress Mine target using angle RC drilling to determine the location of the veins. Most of the underground workings associated with Empress are caved. After a vein has been located follow-up core drilling will be initiated. Further core drilling on the Wonder Vein is planned at the same time. All drill sites for the next round of drilling are already permitted.

The core from the recent drill program was sawed in half after logging and one-half prepped and assayed by ALS Chemex Labs of Reno, Nevada. Standards and repeat assays were used to check the work.

The Empress property lies within the southern portion of the Walker Lane mineral belt.  Significant mines within this portion of the Walker Lane include Tonopah, Goldfield and Silver Peak. Goldfield, the closest, produced over 4 million ounces of high-grade gold (+0.3 oz/ton).  Covered by 54 unpatented mining claims totaling approximately 1,080 acres or 1.7 square miles, the project contains two historic mines, the Empress and the Wonder. Apparently discovered in the 1860’s, below the 7 adits that make up the Empress Mine are the remnants of a mill and several stone foundations. Little recorded production is reported for the district, although the Gold Point district, immediately to the north, produced approximately $1,000,000 (1900 dollars) in gold and silver.  The Wonder Mine, located 2,000 feet southwest of Empress, was worked in the 1930’s as judged by artifacts, and probably direct shipped its ore elsewhere.  Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton.  At least 3 separate east-west trending, steeply dipping quartz veins are exposed on the property.

Richard Kern (P.Geo), President of Golden Oasis, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist. For details on the Company and its properties, see SEDAR at www.sedar.com and the company website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed “Robert Eadie”

Robert Eadie, Chief Executive Officer and Director

For further information, please contact:   Robert Eadie

Telephone: 1-604-602-4935   /   Toll Free:   1-866-602-4935
Facsimile: 1-604-602-4936    /    Website:  www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6
Telephone:  (604) 602-4935  Fax:  602-4936  Website:  www.goldenoasis.ca  E-mail:  talk@goldenoasis.ca